Exhibit 2.2
Neurogen Corporation
45 Northeast Industrial Road
Branford, Connecticut 06505
Telephone 203 488-8201
Fax 203-488-4863

August 23, 2009

[Name of Director]
[Address]

     Re:  Outstanding Non-Employee Director Options

   Reference is hereby made to the Agreement and Plan of Merger entered into among Neurogen Corporation, a Delaware corporation (the “Company”), Ligand Pharmaceuticals, Incorporated, a Delaware corporation (“Ligand”), and a Delaware limited liability company wholly owned by Ligand, dated as of August 23, 2009 (the “Merger Agreement”).  The undersigned (“Optionee”), in his or her capacity as a director of the Company, has previously been granted options to purchase the number of shares of common stock, par value $0.025 per share, of the Company (the “Options”) set forth on Exhibit A attached hereto under the Neurogen Corporation 1993 Omnibus Incentive Plan, the Neurogen Corporation 1993 Non-Employee Director Stock Option Program, the Neurogen Corporation 2000 Non-Employee Directors Stock Option Program and the Company’s September 25, 2000 Special Committee Stock Option Grant (collectively, the “Director Stock Option Program”).

   All outstanding Options held by Optionee, whether or not then vested, become exercisable by operation of the Director Stock Option Program as of the closing date of the transactions under the Merger Agreement (the “Closing Date”).  As a condition to the obligations of the parties under the Merger Agreement, Optionee hereby acknowledges and agrees that (a) all previously unvested Options that the Optionee currently holds will automatically become vested and exercisable, (b) Optionee will be given the opportunity on the Closing Date to exercise all previously unexercised Options that Optionee currently holds by paying the exercise price therefor to the Company in exchange for shares of common stock of the Company, as provided in the applicable option grant, and (c) any such Options which are not so exercised shall, immediately before the Effective Time (as such term is defined in the Merger Agreement), automatically be terminated and canceled without any payment or obligation on the part of the Company or any further action on the part of Optionee.

    Optionee hereby acknowledges that at the Effective Time (as such term is defined in the Merger Agreement), Optionee shall have no further rights with respect to the Options or under any plan or agreement in the Director Stock Option Program.

    This letter agreement shall automatically terminate if the Merger Agreement is terminated in accordance with its terms, and nothing in this letter agreement shall require Optionee to exercise any warrants of the Company held by Optionee.

This letter agreement, including the exhibit attached hereto, constitutes the entire agreement of the parties with respect to the subject matter hereof, and is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

This letter agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to its conflict of laws rules.

[Signature page follows]

                             The Company:

  Neurogen Corporation

By:____________________________
      Name:  Stephen R. Davis
      Title:  Chief Executive Officer

Accepted and agreed to as of

the date first above written:

Director

___________________________

Exhibit A

Incentive Plan and/or Stock Option Program	Date of Stock Option Agreement(s)	Number of Shares Issuable Upon Exercise